Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

April 3, 2012

VIA EDGAR

Mr. Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Mattersight Corporation
Amendment No. 1 to Schedule TO-I filed April 3, 2012
Schedule TO-I filed March 16, 2012
File No. 005-58863

Dear Mr. Hindin:

On behalf of Mattersight Corporation (the “Company”), enclosed for your review is Amendment No. 1 (“Amendment No. 1”) to the Company’s Schedule TO-I (File No. 005-58863) (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2012. An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the Staff’s comments contained in the Staff’s letter to the Company, dated March 28, 2012, relating to the Schedule TO. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Offer to Purchase

General

Comment No. 1

Please revise the Offer to Purchase and all related exhibits to eliminate all references to a “subsequent offering period.” Subsequent offering periods are permitted by Regulation 14D, applicable to third party tender offers, not Exchange Act Rule 13e-4, applicable to issuer tender offers.

Response:

In response to the Staff’s comment, the Company has amended the Offer to Purchase to eliminate the references to a “subsequent offering period” on pages 4, 11, 12, 14 and 16 of the Offer to Purchase.

Comment No. 2

Disclosure on page 12 indicates that “[n]one of the Offer Price will be allocated to accumulated and unpaid dividends, and no dividend will be paid on the Series B Stock in connection with the Offer.” Please reconcile this disclosure with the cover page of the Offer to Purchase that defines Offer Price to mean “a price of $8.60 per share, plus accrued and unpaid dividends up to, but not including, the Settlement Date.”

Response:

In response to the Staff’s comment, the Company has amended the Offer to Purchase by deleting the statement on page 12 of the Offer to Purchase indicating that “[n]one of the Offer Price will be allocated to accumulated and unpaid dividends, and no dividend will be paid on the Series B Stock in connection with the Offer.”

Comment No. 3

Disclosure on page 12 states that “[w]e will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer as soon as reasonably practicable after the Expiration Date.” Disclosure on page 17 states that “[i]f any tendered Series B Stock is not accepted for payment pursuant to the terms and conditions of the Offer for any reason, as promptly as practicable after the expiration or termination of the Offer, book entry credits representing unpurchased Series B Stock will be deposited by the Depository in the stockholder’s name without expense to the tendering stockholder.” Please revise disclosure throughout your filing to comply with Exchange Act Rule 13e-4(f)(5).

Response:

In response to the Staff’s comment and in compliance with Exchange Act Rule 13e-4(f)(5), the Company has amended the Offer to Purchase on pages 12 and 17 and the Letter of Transmittal on page 10 to indicate that the Company will pay the consideration offered, or return the tendered securities, “promptly” after the termination or withdrawal of the tender offer.

Certain Conditions of the Offer, page 33

Comment No. 4

We note the last paragraph of this section relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

Response:

The Company acknowledges its understanding that if a closing condition is triggered and the Company decides to proceed with the offer anyway, this decision is tantamount to a waiver of the triggered condition(s) and depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform holders that it will intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Comment No. 5

Disclosure in the first paragraph following the first set bullet points on page 34 indicates that the conditions are for the Company’s sole benefit and may be asserted by it regardless of the circumstances, including any action or inaction on the Company’s part. Similar “action or inaction” language is found in the first paragraph on page 33. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

Response:

In response to the Staff’s comment, the Company has amended the Offer to Purchase on pages 33, 34 and 35 to delete the reference to “action or inaction” by the Company giving rise to a condition to the offer.

Miscellaneous, page 36

Comment No. 6

Disclosure in the first paragraph of this section indicates that “[the] Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Series B Stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.” Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law. If this language is intended to apply to holders of securities located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please either advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) or revise the disclosure here consistent with Rule 13e-4(f)(8).

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company is complying with the all-holders provision in Rule 13e-4(f)(8) because the offer is open to all holders of Series B Stock. The Company has amended the disclosure in the first paragraph of Section 16 of the Offer to Purchase consistent with Rule 13e-4(f)(8). Such paragraph now states, in its entirety:

“If at any time we become aware of any jurisdiction within the United States where the making of the Offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the Offer will not be made to, nor will exchanges be accepted from or on behalf of, the holders of Series B Stock residing in that jurisdiction within the United States.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-6061.

Respectfully submitted,

/s/ Arlene K. Lim
Arlene K. Lim

Enclosures

cc:	Christine R. Carsen
Steven J. Gavin